ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 12, 2018	Renee E. Laws
T + 617 235-4975
Renee.laws@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sonny Oh, Esq.

Re:	Brighthouse Funds Trust I (the “Registrant”) (File Nos. 333-48456 and 811-10183)

Dear Mr. Oh:

This letter responds to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) received by telephone on March 26, 2018 in connection with Post-Effective Amendment No. 83 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) for the Wells Capital Management Mid Cap Value Portfolio and the Victory Sycamore Mid Cap Value Portfolio (each a “Portfolio,” and together, the “Portfolios”), which was filed with the Commission on February 6, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). For your convenience, the Staff’s comment is summarized below, and is followed by the Registrant’s response. Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statement. Please note that the Registrant expects to begin printing the Portfolios’ Prospectuses as early as April 17, 2018. A separate letter will be submitted via EDGAR correspondence responding to the remainder of the comments provided by the Staff regarding the above-referenced amendment to the Registration Statement.

Annual Portfolio Operating Expenses Tables

1.	Comment: Please provide the Staff with each Portfolio’s completed “Annual Portfolio Operating Expenses” table prior to the effective date of the Registration Statement and confirm that all missing and bracketed information in the Prospectus and Statement of Additional Information will be included in the filed version.

Response: Below are the Portfolios’ completed “Annual Portfolio Operating Expenses” tables.

Wells Capital Management Mid Cap Value Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B
Management Fee	0.72%	0.72%
Distribution and/or Service (12b-1) Fees	None	0.25%
Other Expenses	0.05%	0.05%

Total Annual Portfolio Operating Expenses	0.77%	1.02%
Fee Waiver*	(0.06%)	(0.06%)

Net Operating Expenses	0.71%	0.96%

* Brighthouse Investment Advisers, LLC has contractually agreed, for the period April 30, 2018 through April 30, 2019, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.700% of the first $50 million of the Portfolio’s average daily net assets, 0.675% of such assets over $50 million up to $100 million, 0.650% of such assets over $100 million up to $500 million, and 0.600% of such assets over $500 million. This arrangement may be modified or discontinued prior to April 30, 2019, only with the approval of the Board of Trustees of the Portfolio.

Victory Sycamore Mid Cap Value Portfolio

Annual Portfolio Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class B	Class E
Management Fee	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.15%
Other Expenses	0.03%	0.03%	0.03%

Total Annual Portfolio Operating Expenses	0.68%	0.93%	0.83%
Fee Waiver*	(0.09%)	(0.09%)	(0.09%)

Net Operating Expenses	0.59%	0.84%	0.74%

* Brighthouse Investment Advisers, LLC has contractually agreed, for the period April 30, 2018 through April 30, 2019, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.590% of the first $200 million of the Portfolio’s average daily net assets, 0.570% of such assets over $200 million up to $400 million, and 0.540% of such assets over $400 million. This arrangement may be modified or discontinued prior to April 30, 2019, only with the approval of the Board of Trustees of the Portfolio.

The Registrant confirms that all information identified as missing or bracketed will be included in the amendment to the Registration Statement filed with the Commission pursuant to Rule 485(b) under the 1933 Act.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Andrew Gangolf, Esq. Michael Lawlor, Esq. Brian D. McCabe, Esq. Jeremy C. Smith, Esq

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